SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No             X

CHANGE OF

DEPOSITARY BANK OF ADR

Kookmin Bank has changed the depositary bank of its ADR to Citibank, N.A. from the Bank of New York, effective as of November 21, 2006 as Citibank’s notice below attached.

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NOTICE OF

SUCCESSOR DEPOSITARY

FOR

KOOKMIN BANK

ADSs:	American Depositary Shares (“ADSs”) representing the Deposited Securities.

ADS CUSIP No.:	50049M 10 9.

Effective Date:	November 21, 2006.

Deposited Securities:	Common shares, par value Won 5,000 per share (“Shares”), of Kookmin Bank, a company organized under the laws of the Republic of Korea (the “Company”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A., as successor depositary.

Custodian of Deposited Securities:	Korea Securities Depository.

Original Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of November 1, 2001, by and among The Bank of New York, the Company, and all owners and beneficial owners from time to time of American depositary receipts issued thereunder.

Amended and Restated Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of November 21, 2006, by and among the Depositary, the Company, and all Holders and Beneficial Owners of ADSs issued thereunder.

The Depositary, on behalf of the Company, hereby notifies all Holders of the Company’s outstanding American depositary shares issued in accordance with the terms and conditions of the Original Deposit Agreement, that (i) the Company has appointed Citibank, N.A., as successor depositary (the “Depositary”) for the issuance of ADSs representing common shares of the Company, effective as of the Effective Date set forth above and (ii) for such purpose the Depositary and the Company have entered into that certain Second Amended and Restated Deposit Agreement, dated as of November 21, 2006.

Each Holder and each Beneficial Owner is hereby advised that, by continuing to hold, from and after the date hereof, any outstanding American depositary share(s) issued under the Original Deposit Agreement, such Holder or Beneficial Owner, as the case may be, shall be deemed for all purposes to be a party to, and bound by the terms of, the Second Amended and Restated Deposit Agreement and the applicable ADR(s).

Any provisions of the Second Amended and Restated Deposit Agreement that shall (i) impose fees or charges not stated in the Original Deposit Agreement, (ii) increase any fees or charges stated in the Original Deposit Agreement or (iii) prejudice any substantial existing rights of the owners under the Original Deposit Agreement, shall not become effective until the expiration of thirty (30) days after the date of this Notice.

A copy of the form of Second Amended and Restated Deposit Agreement has been filed with the United States Securities and Exchange Commission (“SEC”) under cover of Registration Statement on Form F-6 (Reg No. 333-138347), may be obtained from the SEC’s website at www.sec.gov and is available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. A copy of the signed Second Amended and Restated Deposit Agreement may be inspected and obtained from the Principal Office of the Depositary, located at 388 Greenwich Street, Depositary Receipts Services, New York, NY 10013. Capitalized terms used herein but not otherwise defined shall have the same respective meanings assigned to them in the Second Amended and Restated Deposit Agreement.

If you have any questions about the foregoing, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank (Registrant)

Date: November 22, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director

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